

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Martin A. Kropelnicki
President and Chief Executive Officer
CALIFORNIA WATER SERVICE GROUP
1720 North First Street
San Jose, CA 95112

> **Re: CALIFORNIA WATER SERVICE GROUP**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-13883**

Dear Mr. Kropelnicki:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

General

1. We note your disclosure in Exhibit 4.21 regarding your forum selection provision that identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." We also note your disclosure on page 6 of your Form S-3ASR filed October 31, 2019 that such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please provide such disclosure regarding the provision's limited applicability in future Exchange Act reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Martin A. Kropelnicki
CALIFORNIA WATER SERVICE GROUP
December 30, 2020
Page 2

You may contact Sondra Snyder at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation